NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
301 South College Street | Twenty-Third Floor Charlotte, NC 28202 T 704.417.3000 F 704.377.4814 nelsonmullins.com

December 29, 2023

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kristin Lochhead, Brian Cascio, Jessica Ansart, Katherine Bagley

Re:	OceanTech Acquisitions I Corp.

Registration Statement on Amendment No. 4 to Form S-4

Filed December 29, 2023
File No. 333-273186

Dear All:

On behalf of OceanTech Acquisitions I Corp., a Delaware corporation (the “Company” or “OTEC”), we are transmitting this letter in response to the oral comments received by the Company on December 29, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Form S-4 filed on July 10, 2023, amended on September 13, 2023, amended on November 3, 2023, amended on December 20, 2023, and further amended on December 29, 2023 (collectively, the “S-4”) relating to the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Agreement and Plan of Merger” or “Merger Agreement”), by and among OTEC, Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC (the “Merger Sub”). This letter is being submitted together with an amendment to the S-4 (the “Revised S-4”) to address comments received by the Company from the Commission.

Amendment No. 4 to Registration Statement on Form S-4 filed December 29, 2023

1.	Oral Comment conveyed by the Staff on December 29, 2023, requesting that the Company remove the Loan Grant Shares from Exhibit 107 and update such filing fee table.

Response: The Company respectfully acknowledges the Staff’s oral comment and advises the Staff that it has refiled Exhibit 107, as shown below, to the Revised S-4 in response to the Staff’s comment, and confirms a resale registration statement will be filed for the Loan Grant Shares.

Exhibit 107

Calculation of Filing Fee Table

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(Form Type)

OceanTech Acquisitions I Corp.

(Exact Name of Registrant As Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered		Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price		Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees Previously Paid	Equity	Common Stock, $0.0001 par value per share	457(f)(2)	9,600,000	(1)(2)	N/A		$259,200	(3)	0.0001102	$28.56
Fees Previously Paid	Equity	Common Stock, $0.0001 par value per share	457(f)(1)	4,919,586	(2)(4)	$10.85	(5)	53,377,508.10		0.0001102	$5,882.20

			Total Offering Amount					$53,636,708.10
			Total Fees Previously Paid								$6,815.78
			Total Fees Due								$5,910.76
			Total Fee Offsets								$905.02
			Net Fees Due								$—

*Capitalized terms used herein but not defined have the respective meanings ascribed to such terms in the Registration Statement on Form S-4, of which this Exhibit 107 is a part.

(1)	Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Oceantech Acquisitions I Corp. (“OTEC”), the registrant, estimated to be issued in connection with the business combination described herein (the “Business Combination”) between OTEC and, among other parties, Regentis Biomaterials Ltd. (“Regentis”). Such number of shares is estimated solely for the purpose of calculating the registration fee and is based on an amount equal to the sum of (a) 9,600,000 shares of Common Stock to be issued to Regentis equityholders. OTEC will amend and restate its amended and restated certificate of incorporation such that there will only be one class of common stock outstanding at the time of closing of the Business Combination. As such, the shares to be issued to Regentis equityholders in connection with the closing of the Business Combination will be shares of common stock of the Post-Closing Company.
(2)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act based upon an amount equal to one-third of the par value of the Regentis securities, and an exchange rate of one New Israeli Shekel to US$0.27, to be exchanged in the Business Combination as of immediately prior to the Business Combination. Regentis is a private company, no market exists for its securities and Regentis has an accumulated capital deficit.
(4)	Represents shares of Common Stock to be issued as follows (i) up to 786,000 shares in connection Extension Options, (ii) up to 1,750,000 Earnout Shares, (iii) up to 661,886 shares underlying Regentis Warrants Converted to OTEC Warrants, (iv) up to 1,548,900 shares underlying Extension Warrants, and (v) 172,800 shares to be issued to a Regentis service provider.
(5)	Estimated in accordance with Rule 457(c) and Rule 457(h) under the Securities Act, based on the average of the high and low prices for the registrant’s common stock on Nasdaq Capital Market on July 5, 2023, which date is within five business days prior to the previous filing of the registration statement.

We hope that the foregoing has been responsive to the Staff’s oral comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker, Esq.

CC:	Suren Ajjarapu, Chief Executive Officer and Chairman of the Company

(sa@oceantechspac.com)

Frank Knuettel II, Chief Financial Officer of the Company

(fk@oceantechspac.com)

Rebekah McCorvey, Esq., Nelson Mullins Riley & Scarborough LLP

(rebekah.mccorvey@nelsonmullins.com)

Tiffany Weatherholtz, Esq., Nelson Mullins Riley & Scarborough LLP

(tiffany.weatherholtz@nelsonmullins.com)

Jon Anderson, Esq., Nelson Mullins Riley & Scarborough LLP

(jon.anderson@nelsonmullins.com)